

16012465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 US HWY 202/206 SUITE 11
(No. and Street)

BEDMINSTER	NEW JERSEY	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HARIS CTORIDES 908-212-3931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE ROAD, SUITE 510	INDEPENDENCE	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARIS CTORIDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

GORAN STANIC
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 20, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Gain Capital Securities, Inc.
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc. (a Delaware corporation), as of December 31, 2015, and the related statements of operations and changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Gain Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Gain Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gain Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 27, 2016

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2015
ASSETS	
Cash and cash equivalents	$ 437,526
Other assets	3,644
Due from related party	930
TOTAL ASSETS	$ 442,100
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 7,496
SHAREHOLDER'S EQUITY	
Common stock	
No par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,950,000
Accumulated deficit	(2,615,396)
TOTAL SHAREHOLDER'S EQUITY	$ 434,604
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 442,100

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2015
REVENUES	$ -
OPERATING EXPENSES	
Employee compensation, commissions, and benefits	1,876
Communications and technology	576
Broker dealer fees	4,311
Occupancy and depreciation	2,773
Professional fees	24,856
Other	737
TOTAL OPERATING EXPENSES	35,129
LOSS BEFORE INCOME TAXES	(35,129)
CREDIT FOR INCOME TAXES - CURRENT	-
NET LOSS	$ (35,129)

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	FOR THE YEAR ENDED DECEMBER 31, 2015			
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2015	$ 100,000	$ 2,950,000	$ (2,580,267)	$ 469,733
Net loss			(35,129)	(35,129)
Contributions	-	-	-	-
Balance at December 31, 2015	$ 100,000	$ 2,950,000	$ (2,615,396)	$ 434,604

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEAR ENDED DECEMBER 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (35,129)
Adjustments to reconcile net loss to net cash used by operating activities:	
Cash provided (used) by:	
Other assets	105
Accounts payable and accrued expenses	(2,931)
Due from related party	(930)
NET CASH USED BY OPERATING ACTIVITIES	(38,885)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(38,885)
Cash and cash equivalents, beginning of year	476,411
Cash and cash equivalents, end of year	$ 437,526

See accompanying notes to financial statements.

GAIN CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE A - Organization and operations

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB) which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly owned by Gain Capital Holdings, Inc. (the Parent).

The Company currently does not have any customers and accordingly, does not have a clearing relationship.

The business will continue to offer brokerage products on an unsolicited, self-directed basis to the Parent and its affiliates. The Company will continue to manage its financial, operational, managerial and supervisory responsibilities in complete compliance with applicable laws, rules and regulations.

NOTE B - Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions
Commission revenue, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

NOTE B - Summary of significant accounting policies, continued

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 27, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC (GCGLLC), a wholly-owned subsidiary of GHLLC, whereby GCGLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain operational expenses were paid by GCGLLC on the Company's behalf. The Agreement will continue in effect until December 31, 2016, unless notice of termination is given by either party.

For the year ended December 31, 2015, total expenses allocated to the Company under the Agreement amounted to $1,337.

At December 31, 2015, the due from related party was $930.

NOTE D – Income taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and if there is an amount due it is remitted to the Parent. The Company's net deferred tax asset was $0 at December 31, 2015, and was comprised of a deferred tax asset of approximately $728,000 with a full valuation allowance of $728,000. The valuation decreased by approximately $70,500 during 2015.

As of December 31, 2015, the Company had net operating loss carryforwards approximating $2,082,000. Substantially all of the net operating loss carryforwards expire by 2033.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

GAIN CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE D – Income taxes, continued

As of December 31, 2015, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2012.

NOTE E – Retirement savings plan

The Company maintains a 401(k) profit sharing retirement savings plan, covering all full-time employees. The Company makes matching contributions of employees' elective deferrals up to 100% of the first 3% contribution and 50% of the next 2% contribution. The Company may also make a discretionary profit-sharing contribution to the plan. There was no discretionary contribution for 2015. Matching contributions for 2015 amounted to $0 since there were not any full-time employees.

NOTE F – Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2015 was $50,000. At December 31, 2015, the Company's net capital was $430,031 and exceeded the minimum net capital requirement by $380,031. The Company's ratio of aggregate indebtedness to net capital at December 31, 20155 was .02 to 1.

Supplementary Information

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-1

DECEMBER 31, 2015

Total shareholder's equity from statement of financial condition	$ 434,605
Non-allowable assets:	
Other assets	4,574
Total non-allowable assets	$ 4,574
Net capital	430,031
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $50,000)	50,000
Excess net capital	$ 380,031
Total aggregate indebtedness	$ 7,496
Percentage of aggregate indebtedness to net capital	1.74%

A reconciliation of the above computation of net capital and the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2015 through December 31, 2015 is not required as there were no audit adjustments.

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

GAIN CAPITAL SECURITIES, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder of
Gain Capital Securities, Inc.
Bedminster, New Jersey

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Gain Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gain Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) Gain Capital Securities, Inc. stated that Gain Capital Securities, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. Gain Capital Securities, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gain Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 27, 2016


GAIN CAPITAL

GAIN Capital Securities, Inc.
Bedminster One, Suite 11
135 US Highway 202/206
Bedminster, NJ 07921
tel 646-822-7288
fax 908.731.0701

GAIN Capital Securities, Inc. Exemption Report

GAIN Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the most recent fiscal year without exception.

or

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

GAIN Capital Securities, Inc.

I, Haris Ctorides, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Dec. 31, 2015

Title: President

December 31, 2015